EXHIBIT 99.4

                                     [LOGO]

                      TELE NORTE CELULAR PARTICIPACOES S.A
                                  Open Company

             CNPJ (Corporate Taxpayer Registry) - 02.558.154/0001-29

             MANAGEMENT'S PROPOSAL FOR CAPITAL INCREASE BY MEANS OF
                           CAPITALIZATION OF RESERVES

Dear Shareholders,

Considering that the Management of the Company named Tele Norte Celular Participacoes S.A, ("Company"), acknowledged as amortization expenses, for accounting and fiscal purposes, for the fiscal year ended on December 31st 1999, the amount of R$1,232,765.00 (one million, two hundred and thirty two thousand seven hundred and sixty five reais), from the deferred assets which have been recorded and are related to the premium, and in compliance with the Protocol of Incorporation of the business corporation named "27 de Agosto Participacoes S.A", the Shareholders' General Meeting approved capital increase in the amount of R$ 456,123.25 (four hundred and fifty six thousand, one hundred and twenty three reais and twenty five cents), on the tenth of April of the year 2000, by means of the capitalization of part of the credit owned by the main stockholder before the Company in accordance with the structure of the Special Premium Reserve. The afore-mentioned value corresponds to the effective tax benefit profited by the Company due to the amortization of the deferred assets in the period ended at December 31st 1999.

The afore-mentioned Protocol of Incorporation also provided that the remaining portion of the balance existing in 1999, that is, R$ 776.641,75 (seven hundred and seventy six thousand six hundred and forty one reais and seventy five cents), which did not correspond to the effective tax benefit, would be capitalized on behalf of all Company's shareholders, by means of the issuance of a new kind of preferential classes.

However, due to the CVM (Security Exchange Commission) Instruction number 349/2001, which altered the CVM Instruction number 319/99, establishing, for the fiscal year of 2000 and thereafter, new rules as regards the recording of premium, such a procedure has turned to be impossible for the Company to comply with.

In order to resolve those matters and to be in accordance with the CVM Instruction number 349/2001, the Management proposes the capital increase, without the issuance of shares, in the amount of R$ 776,641.75 (seven hundred and seventy six thousand, six hundred and forty one reais and seventy five cents), by means of the capitalization of part of the balance regarding the Special Premium Reserve, in the amount of R$






--------------------------------------------------------------------------------
                                                                               1
              Management's Proposal For Capitalization Of Reserves

                                     [LOGO]

776.641,75 (seven hundred and seventy six thousand, six hundred and forty one reais and seventy five cents).

As a result of the mentioned capitalization, the Company's capital which is subscribed and fully paid will go from R$ 84.073.936,01 (eighty four million, seventy three thousand, nine hundred thirty six reais and one cent) to R$ 84.850.577,76 (eighty four million, eight hundred fifty thousand, five hundred and seventy seven reais and seventy six cents).


Proposal to Restate the Company's Bylaw:
---------------------------------------

Due to the afore-mentioned capitalization proposal, the Management proposes that the Fifth Article of the Company's Social Bylaw be restated in order to increase the Company's Share Capital, without the issuance of shares, to the amount of R$ 84,850,577.76 (eighty four million, eight hundred fifty thousand, five hundred and seventy seven reais and seventy six cents); it should read as follows:

              "Article 5 - The Capital which is subscribed and fully paid amounts to R$ 84,850,577.76 ( eighty four million eight hundred fifty thousand, five hundred and seventy seven reais and seventy six cents), represented by 335,084,155,357 (three hundred thirty five billion, eighty four million, one hundred fifty five thousand, three hundred fifty seven) shares, of which
              124.623.841.906 (one hundred twenty four billion, six hundred twenty three million, eighty hundred forty one thousand, nine hundred and six )are common shares and 210.460.313.451 (two hundred ten billion, four hundred sixty million, three hundred thirteen thousand, four hundred fifty one) are preferred shares, all nominative, without nominal value."

Brasilia-DF, February 10th   2003.

Arthur Joaquim de Carvalho

Administrative Board Chairman






--------------------------------------------------------------------------------
                                                                               2
              Management's Proposal For Capitalization Of Reserves